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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

North American Energy Partners Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

656844107 (CUSIP Number)

David A. Knight

SF Holding Corp.

111 Center Street

Little Rock, Arkansas 72201

(501) 377-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 656844107	Page 1 of 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Stephens-NACG LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

-0-
6 SHARED VOTING POWER

3,065,409
7 SOLE DISPOSITIVE POWER

-0-
8 SHARED DISPOSITIVE POWER

3,065,409

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,065,409
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

SCHEDULE 13G

CUSIP No. 656844107	Page 2 of 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

SF Holding Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

-0-
6 SHARED VOTING POWER

3,065,409
7 SOLE DISPOSITIVE POWER

-0-
8 SHARED DISPOSITIVE POWER

3,065,409

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,065,409
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

SCHEDULE 13G

CUSIP No. 656844107	Page 3 of 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Warren A. Stephens
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

-0-
6 SHARED VOTING POWER

3,116,580
7 SOLE DISPOSITIVE POWER

-0-
8 SHARED DISPOSITIVE POWER

3,116,580

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,116,580
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.8%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

SCHEDULE 13G

CUSIP No. 656844107	Page 4 of 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

W.R. Stephens, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

-0-
6 SHARED VOTING POWER

3,065,409
7 SOLE DISPOSITIVE POWER

-0-
8 SHARED DISPOSITIVE POWER

3,065,409

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,065,409
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1.	(a)	Name of Issuer:

North American Energy Partners Inc.

	(b)	Address of Issuer’s Principal Executive Offices

Zone 3, Acheson Industrial Area 2-53016 Highway 60 Acheson, Alberta, T7X 5A7

Item 2.	(a)	Name of Persons Filing:

Stephens-NACG LLC SF Holding Corp. Warren A. Stephens W.R. Stephens, Jr.

	(b)	Address of Principal Business Office or, if none, Residence:

111 Center Street Little Rock, Arkansas 72201

	(c)	Citizenship:

Stephens-NACG LLC is an Arkansas limited liability company.

SF Holding Corp. is an Arkansas corporation.

Warren A. Stephens and W.R. Stephens, Jr. are United States citizens.

	(d)	Title of Class of Securities.

Common shares, no par value (the “Common Shares”)

	(e)	CUSIP Number.

656844107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the filing person is:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S. C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S..C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1950 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with § 240.13d-(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan of endowment fund in accordance with § 240.13d(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with § 240.13d-(b)(1)(ii)(J).

Item 4.	Ownership

The information regarding ownership as set forth in Items 5-9 and 11 of Pages 1, 2, 3 and 4 is hereby incorporated by reference.

Stephens-NACG LLC directly holds 3,065,409 Common Shares. SF Holding Corp. is the sole manager of Stephens-NACG LLC. Warren A. Stephens and W.R. Stephens, Jr. each own a substantial portion of the capital shares of SF Holding Corp. and are co-chairmen of the board of SF Holding Corp. In such capacity, each may be deemed to have shared voting and investment power over the Common Shares which are or may be deemed to be beneficially owned by Stephens-NACG LLC and SF Holding Corp., but each disclaims such beneficial ownership.

Additionally, Warren A. Stephens may be deemed to have shared voting and investment power over the following: (i) 37,947 Common Shares owned by Stephens Inc., a registered broker-dealer of which Warren A. Stephens is president and sole owner, (ii) 7,593 Common Shares owned by Stephens Investments Holdings LLC, a private holding company of which Warren A. Stephens is the sole manager, and (iii) 5,631 Common Shares held by Stephens Inc. in discretionary trading accounts for investment advisory customers, as to which Warren A. Stephens disclaims beneficial ownership.

W.R. Stephens, Jr. declares that the filing of this schedule shall not be construed as an admission that he is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this schedule.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2007

STEPHENS-NACG LLC

By:	SF Holding Corp.,
its sole manager

	By:	/s/ David A. Knight
	Name:	David A. Knight
	Title:	Vice President

SF HOLDING CORP.

	By:	/s/ David A. Knight
	Name:	David A. Knight
	Title:	Vice President

WARREN A. STEPHENS

/s/ Warren A. Stephens

W.R. STEPHENS, JR.

/s/ W.R. Stephens, Jr.

EXHIBIT INDEX

Exhibit 1 – Joint Filing Agreement

EXHIBIT 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1)(iii), we the undersigned agree that the Schedule 13G, to which this Joint Filing Agreement is attached as Exhibit 1, is filed on behalf of each of us.

Dated: January 16, 2007

STEPHENS-NACG LLC

By:	SF Holding Corp.,
its sole manager

	By:	/s/ David A. Knight
	Name:	David A. Knight
	Title:	Vice President

SF HOLDING CORP.

	By:	/s/ David A. Knight
	Name:	David A. Knight
	Title:	Vice President

WARREN A. STEPHENS

/s/ Warren A. Stephens

W.R. STEPHENS, JR.

/s/ W.R. Stephens, Jr.